Exhibit 99.5

QUIPT HOME MEDICAL REPORTS STRONG OPERATING PERFORMANCE WITH RECORD FIRST QUARTER FISCAL 2024 FINANCIAL RESULTS POSTING REVENUE GROWTH OF 60% AND ADJUSTED EBITDA GROWTH OF 71%

POSTS ADJUSTED EBITDA MARGIN OF 23.5% AND 2% SEQUENTIAL ORGANIC GROWTH

Cincinnati, Ohio – February 14, 2024 – Quipt Home Medical Corp. (the “Company”) (NASDAQ: QIPT; TSX: QIPT), a U.S. based home medical equipment provider, focused on end-to-end respiratory care, today announced its first quarter fiscal 2024 financial results and operational highlights. These results pertain to the three months ended December 31, 2023, and are reported in United States dollars ("$", "dollars" and "US$") and have been rounded to the nearest hundred thousand.

Quipt will host its Earnings Conference Call on Thursday, February 15, 2024, at 10:00 a.m. (ET). The dial-in number is 1 (800) 319-4610 or 1 (604) 638-5340. The live audio webcast can be found on the investor section of the Company’s website through the following link: www.quipthomemedical.com.

Financial Highlights:

●	Revenue for Q1 2024 was $65.4 million compared to $40.8 million for Q1 2023, representing a 60% increase. The Company reported 2% sequential organic growth compared to Q4 2023.
o	The Company expects solid organic growth patterns for the balance of fiscal 2024, with the ongoing objective of achieving 8-10% annualized organic revenue growth.
●	Recurring Revenue (defined in Non-IFRS Measures below) for Q1 2024 was very strong and exceeded 83% of total revenue, driven by overall growth in new equipment set-ups, which is the initial delivery of equipment to a patient.
●	Adjusted EBITDA (defined in Non-IFRS Measures below) for Q1 2024 was $15.3 million (23.5% of revenue) compared to $9.0 million (22.0% of revenue) for Q1 2023, representing a 71% increase.

●	Net income (loss) for Q1 2024 was $(0.6) million, or ($0.01) per diluted share, as compared to $0.3 million, or $0.01 per diluted share for Q1 2023.
●	Cash flow from operations was $11.7 million for the three months ended December 31, 2023, compared to $4.8 million for the three months ended December 31, 2022.
●	For Q1 2024, bad debt expense as a percentage of revenue improved to 4.3%, compared to 5.6% for Q1 2023.
●	The Company reported cash on hand of $18.3 million as of December 31, 2023, compared to $17.2 million as of September 30, 2023. The Company has total credit availability of $41 million as of December 31, 2023, with $20 million available on its revolving credit facility and $21 million available pursuant to a delayed-draw term loan facility.
●	The Company maintains a conservative balance sheet with net debt to Adjusted EBITDA leverage of 1.3x.

Operational Highlights:

●	The Company’s customer base increased 56% year over year to 155,434 unique patients served in Q1 2024 from 99,420 unique patients in Q1 2023.
●	Compared to 146,350 unique set-ups/deliveries in Q1 2023, the Company completed 215,370 unique set-ups/deliveries in Q1 2024, an increase of 47%. This includes 123,190 respiratory resupply set-ups/deliveries for the three months ended December 31, 2023, compared to 69,482 for the three months ended December 31, 2022, an increase of 77%, which the Company credits to its continued use of technology and centralized intake processes.

●	The Company’s resupply program is a major proponent of the Company’s 83% recurring revenue base as the Company has significantly scaled, now representing 49% of the recurring revenue mix, driving higher margin revenue. The program now consists of approximately 172,000 patients as of December 31, 2023, compared to approximately 100,000 patients as of December 31, 2022.
●	The Company continues to experience very strong demand trends for respiratory equipment, including CPAPs, BiPAPs, oxygen concentrators, ventilators, as well as the CPAP resupply and other supplies business.
●	The Company has continued expanding its sales reach, driving organic growth which spans across 26 U.S. states with the addition of experienced sales personnel.
●	The Company has 287,500 active patients, 34,400 referring physicians and 125 locations.

Management Commentary:

“We continued experiencing robust demand trends in the first quarter across our diverse product offering and are very pleased with the continued record financial and operational results we have posted. Our commitment to scaling our operations efficiently is evident in our margin profile, which has shown remarkable consistency. Moreover, we saw steady sequential organic growth, reduced our bad debt expense year over year, and significantly improved our net operating cash flow. To maintain our positive momentum and competitive edge, we will continue putting a high priority on strategic investments in both inorganic and organic growth opportunities, including penetrating our key sales touch points, with the continued expansion into continuum markets which has been very successful to date,” said CEO and Chairman Gregory Crawford.

“We are actively expanding our patient-centric ecosystem across 26 states, offering specialized clinical respiratory programs, to provide efficient and tailored home treatment. Our strategic initiatives are concentrated in regions with a high COPD prevalence, with a concerted sales effort aimed at penetrating targeted markets to fuel our organic growth trajectory. A significant driver of our growth is our proven diversified business model which has increased our overall performance by extending a patient’s lifetime relationship with us and generates higher recurring revenue. Our healthy balance sheet, well-timed organic growth initiatives, and strategic acquisition and integration strategy provide us with ample opportunity to capitalize on the expanding market for at-home clinical respiratory care.”

“We take great pride in our continued cost discipline and capital allocation prudency which are the cornerstones of our consistent financial and operating results. Our Fiscal Q1 results underscore this with an Adjusted EBITDA margin of 23.5% of revenue, and net cash flow from operations which came in at 18% of revenue,” said Hardik Mehta, Quipt’s Chief Financial Officer. “We are thrilled to surpass the milestones of $261 million in Run-Rate Revenue and $61 million of Run-Rate Adjusted EBITDA (both defined in Non-IFRS Measures below). Our strategic capital management approach has endowed us with a conservative balance sheet characterized by a low Leverage Ratio of 1.3x net debt to Adjusted EBITDA, bolstered by over $59 million in available credit and cash on hand. Despite the challenges posed by higher interest rates, our strong financial foundation ensures we are well equipped to pursue our strategic objectives. With our flexible capital structure, we continue to explore diverse avenues to enhance shareholder value. The structure of our operations, coupled with our solid financial position, which includes the ability to increase the size of our senior credit facility, equips us with all the necessary tools to successfully drive our growth strategy forward.”

From time to time, the Company is involved in various legal proceedings arising from the ordinary course of business. The Company received a civil investigative demand from the U.S. Attorney’s Office for the Northern District of Georgia pursuant to the False Claims Act regarding an investigation concerning whether the Company may have caused the submission of false claims to government healthcare programs for CPAP equipment. The Company is cooperating with the investigation and the DOJ has not indicated to the Company whether it believes the Company engaged in any wrongdoing. No assurance can be given as to the timing or outcome of the DOJ’s investigation.

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility, and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The

Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services, and making life easier for the patient.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect", "outlook", and similar expressions as they relate to the Company, including: the Company anticipating solid and robust organic growth, with the goal of achieving 8-10% revenue growth on an annualized basis; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including: the Company successfully identified, negotiating and completing additional acquisitions; and operating and other financial metrics maintaining their current trajectories. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: risks related to credit, market (including equity, commodity, foreign exchange and interest rate), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, and capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Non-IFRS Measures

This press release refers to “Recurring Revenue”, “Adjusted EBITDA”, “Run-Rate Revenue”, “Run-Rate Adjusted EBITDA”, and “Leverage Ratio”, which are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. The Company’s presentation of these financial measures may not be comparable to similarly titled measures used by other companies. These financial measures are intended to provide additional information to investors concerning the Company’s performance.

Recurring Revenue for Q1 is calculated as rentals of medical equipment of $27.4 million plus sales of respiratory resupplies of $26.8 million for a total of $54.2 million, divided by total revenues of $65.4 million, or 83%.

Adjusted EBITDA is calculated as net income (loss), and adding back depreciation and amortization, interest expense, net, provision for income taxes, stock-based compensation, professional fees related to civil investigative demand, acquisition-related costs, share of loss of equity method investment, and loss (gain) on foreign currency transactions. The following table shows our non-IFRS measure, Adjusted EBITDA, reconciled to our net income (loss) for the following indicated periods (in $millions):

	Three	Three
	months	months
	ended December	ended December
	31, 2023	31, 2022
Net income (loss)	$(0.6)	$0.3
Add back:
Depreciation and amortization	12.3	6.8
Interest expense, net	2.0	0.7
Provision for income taxes	0.2	0.3
Stock-based compensation	1.0	0.6
Professional fees related to civil investigative demand	0.4	—
Acquisition-related costs	0.2	0.3
Share of loss in equity method investment	0.1	—
Loss (gain) on foreign currency transactions	(0.3)	0.0
Adjusted EBITDA	$15.3	$9.0

Run-Rate Revenue is calculated as revenue for Q1 2023 of $65.4 million times four quarters equals $261.6 million.

Run-Rate Adjusted EBITDA is calculated as Adjusted EBITDA for Q1 of $15.3 million times four quarters equals $61.2 million.

Leverage Ratio is calculated as long-term debt less cash, divided by Run-Rate Adjusted EBITDA, and is reconciled as follows (in $millions):

As of and for
the three months
ended December
31, 2023
Senior credit facility, principal	$65.5
Equipment loans	13.3
Lease liabilities	18.8
Cash	(18.3)
Long-term debt less cash	79.3
Run-Rate Adjusted EBITDA	61.2
Leverage Ratio	1.3x

For further information please visit our website at www.Quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Quipt Home Medical Corp.

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com